Mail Stop 4561

July 23, 2008

Gerald J. Reihsen, III
Executive Vice President and Assistant Secretary
Behringer Harvard Multifamily REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

> **Re: Behringer Harvard Multifamily REIT I, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed May 9, 2008**
> **File No. 333-148414**

Dear Mr. Reihsen:

We have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-11/A FILED ON MAY 9, 2008

Financial Statements and Notes

General

1.   Please tell us how you assessed asset and credit concentration as of December 31, 2007 and March 31, 2008. Your response should include your asset and credit concentration exposure through your equity investees' mortgage notes receivable and other lending arrangements. For loans that are secured only by the properties, address whether or not

the properties are related through cross default or collateral arrangements or through any other means. For loans that are recourse to the borrower or have guarantee provisions or other terms which creates a common asset or credit risk exposure, please describe the nature of the asset and/or credit concentration and quantify it as of each balance sheet date. Exposures to common or related borrowers or guarantors should be combined for purposes of assessing asset and credit concentration. For exposures in excess of 20% of assets, tell us what consideration you gave to including financial statements for the related borrower or guarantor. For exposures in excess of 10% but not in excess of 20% of assets, tell us what consideration you gave to including financial information relative to such borrower or guarantor.

*   *   *

Please provide a letter that keys your responses to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant

cc: Neil Miller, Esq. *(via facsimile)*